UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated December 4, 2014

Commission File Number:  1-13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
 Schiphol Boulevard 265
1118 BH Schiphol
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure:  A press release dated December 4, 2014, announcing that STMicroelectronics has declared a quarterly dividend for the fourth quarter of 2014 and the first quarter of 2015.

PR No. C2769C

STMicroelectronics declares Quarterly Dividend for the Fourth Quarter of 2014 and First Quarter of 2015

Schiphol, The Netherlands, December 4, 2014 – The Supervisory Board of STMicroelectronics (NYSE: STM), a global semiconductor leader serving customers across the spectrum of electronics applications, today declared a cash dividend of $0.10 per common share for each of the fourth quarter of 2014 and the first quarter of 2015, to be paid in December 2014 and March 2015, respectively, to shareholders of record of each quarterly payment.

The first payment date will be on December 17, 2014 for Euronext Paris and Borsa Italiana and on December 23, 2014 for the New York Stock Exchange (for additional details, please refer to the table below).

The table below summarizes the schedule for the next quarterly dividends.

Quarter	Ex-dividend Date (globally)	Global Record Date	Payment Date in Europe	NYSE Payment Date: on or after	Transfer between New York and Dutch registered shares restricted:
					From End of Business in Europe on:	Until Open of Business in NY on:
Q4 2014	15-Dec-14	16-Dec-14 (*)	17-Dec-14 (*)	23-Dec-14	15-Dec-14	17-Dec-14 (*)
Q1 2015	23-Mar-15	24-Mar-15 (*)	25-Mar-15 (*)	31-Mar-15	23-Mar-15	25-Mar-15 (*)

(*) Updated in accordance with the new European regulation shortening settlement cycles for securities active on European Stock Exchanges.

About STMicroelectronics
ST is a global leader in the semiconductor market serving customers across the spectrum of sense and power and automotive products and embedded processing solutions. From energy management and savings to trust and data security, from healthcare and wellness to smart consumer devices, in the home, car and office, at work and at play, ST is found everywhere microelectronics make a positive and innovative contribution to people’s life. By getting more from technology to get more from life, ST stands for life.augmented.

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In 2013, the Company’s net revenues were $8.08 billion. Further information on ST can be found at www.st.com.

For further information, please contact:
STMicroelectronics
INVESTOR RELATIONS:
Tait Sorensen
Group VP, Investor Relations
Tel: +1 602 485 2064
tait.sorensen@st.com

MEDIA RELATIONS:
Nelly Dimey
Director, Corporate Media and Public Relations
Tel: + 33 1 58 07 77 85
nelly.dimey@st.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: December 4, 2014	By:	/s/ Carlo Ferro

	Name:	Carlo Ferro
	Title:	Chief Financial Officer Executive Vice President Finance, Legal, Infrastructure and Services